ChinaCast Stockholders: Vote FOR an Independent Voice in the Board Room Elect the Independent Nominees on the GREEN Proxy Card Ned Sherwood ZS EDU L.P. ZS EDU GP LLC Exhibit 3

Important Information
SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND OTHER
DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU
L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES FROM THE STOCKHOLDERS OF
CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S
ANNUAL MEETING BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS CAN GET THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT
DOCUMENTS AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

CAST Stock Price has Dramatically Underperformed
• CAST revenues have grown 37% year-over-year, yet CAST’s share price is down 20%
from the 52-week high of $7.76 per share in December 2010 (as of December 22, 2011)
Indexed Simple Return (1 Year)
-70%
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
Dec-10 Feb-11 Apr-11 Jun-11 Aug-11 Oct-11
CAST NDX

The Board Does Not Appear to be Looking out for the Best
Interests of Stockholders
• Given CAST excellent operating results and its strong cash position, but with its stock trading at less than 3x EBITDA, why is the Board so reluctant to share the cash flow with the stockholders?
– CAST announced a $50 million stock buy-back plan on March 16, 2011, when the share price was $5.57, which was unanimously approved by the then five-member Board.
– Since that time, CAST has reported three record quarters of earnings and the share price has dropped below the March 16 prices.
– With new university acquisitions valued at 7.5x to 9.0x EBITDA and CAST’s stock trading well below that EBITDA multiple, new acquisitions would be quite dilutive.
– However, we believe that CAST has repurchased less than 10% of the announced buy-back shares to date.
• Actively exploring a strategic transaction involving a sale of the company without appointing a special committee consisting of Board members with the most investment and M&A experience.
– Current Special Committee members consist of two directors that were appointed (never elected) to the Board and a third director who, we believe, is a proxy for Ron Chan.
• Keeping a “poison pill” in place making it more difficult for potential suitors to purchase the company.
– Poison Pill not submitted to stockholders for approval despite Directors Sherwood and Tseung voting against the adoption of a poison pill.

The Board Appears to be Manipulating Corporate Governance and
the Election Process to Create an Entrenched Board of “Yes-Men”
We believe the Board is “rigging” a management-friendly Board by manipulating the election process to eliminate any dissenting voices from the Board room.
– The Board attempted to hold a stockholder meeting just days after removing Ned
Sherwood from its slate in an effort to deprive stockholders of an independent voice in the Board room.
– We believe the Board removed Ned Sherwood from its slate to remove a dissenting voice from the Board room.
– We believe the current Board has removed directors from various committees
(Sherwood – Audit and Nominating Committees, Tseung – Nominating Committees) to
retaliate for expressing differing views in the Board room
– The Delaware Court of Chancery issued a Temporary Restraining Order to force
CAST to adjourn the annual meeting to January 10, 2012 in order to provide stockholders with sufficient time to evaluate director nominees.
– The Board previously rejected another stockholder’s director nomination on purported technicalities in order to keep a unified Board of “yes-men”.

It is ALL about Stockholder Value!
If successful, we are committed to the following simple plan:
1. Follow a simple philosophy of sharing the CAST success and cash flow with the stockholders via dividends, share buybacks and, of course, constantly evaluating strategic alternatives. Be assured that we will always be alert to maximizing value for all stockholders if an appropriate opportunity arises, and we do not plan to stop the process of exploring strategic alternatives. We recommend that the Special
Committee of the Board for this process consist of highly experienced investment professionals.
2. Maintain the commitment to improving and enhancing the quality of education and the facilities at CAST’s three existing universities, with the goal to provide a “world class” education to all of the matriculating students.
When possible, we should also search for additional private universities to acquire and improve and expand. Currently CAST trades at a multiple net of cash of approximately 3x EBITDA, but most university acquisition candidates sell for multiples between 7.5 and 9 times EBITDA. Therefore, we strongly believe our first task at hand is to work to convince the financial markets to properly value CAST stock so that new university acquisitions would make financial sense and not be dilutive.
3. Subject to the approval of China’s State Administration of Foreign Exchange, restart CAST’s previously announced $50 million share buyback program in earnest. Unfortunately, after announcing its buyback program in March 2011, we believe CAST has not purchased any shares since late June and has only purchased $4.7 million worth of shares in total to date.
4. Consult with the relevant Chinese authorities with regard to continuing cash remittance to the United
States and, as soon as possible, initiate a twenty-cent per share annual dividend payable quarterly.
5. Eliminate the “poison pill” and stop Board action to remove independent voices from the Board.

The Delaware Court of Chancery
Forced CAST to Delay the Annual Meeting
In its December 20
th
opinion, the Delaware Court of Chancery held that:
• “Plaintiffs make a colorable claim that, to whatever degree Sherwood may have been obstinate, that obstinance relates to sincere policy disputes between him and [directors Chan, Santos and
Tang], and a desire to avoid those disputes may have motivated [directors Chan, Santos and
Tang] to remove him from their slate.”
• “[I]t also is important that directors be able to register effective dissent, even if that might offend the sensibilities of some of their co-directors.”
• “The [company’s] Proxy Supplement may be materially misleading in its failure to disclose the board’s “motivations candidly….””
• “The board should have foreseen that [removing Sherwood from the management slate] would generate controversy, and that ChinaCast’s shareholders generally, not just Sherwood, would lose the opportunity to express their fully informed views on that controversy via a fair election.”
• Defendants have not simply expressed their disagreement with Sherwood’s positions or dissatisfaction with his personal behavior; they have also excluded him from merely running for election. In this way, holding the Annual Meeting on December 21 would not comport with the
“scrupulous fairness” required of corporate
elections.”
(emphasis added)

Vote FOR Independent Stockholder
Voices in the Board Room
on the
Green Proxy Card
If you have questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, at 212-750-5833.

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